Exhibit 99.1

Gravitas Education Holdings, Inc. Announces Extension of the Outside Date of the Merger

BEIJING, Oct. 18 2023 /PRNewswire/ -- Gravitas Education Holdings, Inc. (NYSE: GEHI) (“GEHI” or the “Company”), a leading early childhood education service provider in China, today announced that the Company entered into an omnibus amendment and waiver (the “Amendment Agreement”) to extend the outside date of the closing (the “Closing”) of the Merger (as defined below) to January 18, 2024 considering the extra time that may be needed for the parties to complete the Merger.

As previously announced, the Company, Bright Sunlight Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of the Company (the “Merger Sub”), Best Assistant Education Online Limited, a Cayman Islands exempted company (“Best Assistant”) and a controlled subsidiary of NetDragon Websoft Holdings Limited (HKEX: 0777, “NetDragon”), a Cayman Islands exempted company, and solely for purposes of certain named sections thereof, NetDragon entered into the agreement and plan of merger (the “Merger Agreement”) on April 18, 2023, which contemplates that Best Assistant will transfer the education business of NetDragon outside of the PRC to Elmtree Inc., a Cayman Islands exempted company limited by shares wholly owned by Best Assistant (“eLMTree”), and Merger Sub will merge with and into eLMTree with eLMTree continuing as the surviving company and becoming a wholly owned subsidiary of the Company (the “Merger”). eLMTree has executed and delivered a joinder to the Merger Agreement on August 18, 2023.

Pursuant to the Amendment Agreement, the parties also agreed to change the composition of the board of the Company immediately after the effective time of the Merger, to adjust the number of shares of the Company to be sold by certain existing shareholders of the Company pursuant to a share purchase agreement dated April 18, 2023, to NetDragon Websoft Inc., a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of NetDragon (the “Secondary Sale”), to waive certain condition precedent to the closing of the Secondary Sale and the closing of the divestiture of the Company’s education business in China to Rainbow Companion, Inc., and on certain additional logistical matters related to the Closing.

About Gravitas Education Holdings, Inc.

Founded on the core values of “Care” and “Responsibility,” “Inspire” and “Innovate,” Gravitas Education Holdings, Inc. (formerly known as RYB Education, Inc.) is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide high-quality, individualized and age-appropriate care and education to nurture and inspire each child for his or her betterment in life. During its two decades of operating history, the Company has built itself into a well-recognized education brand and helped bring about many new educational practices in China’s early childhood education industry. GEHI’s comprehensive early childhood education solutions meet the needs of children from infancy to 6 years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s brand recognition and market reputation; student enrollment in the Company’s teaching facilities; the Company’s growth strategies; its future business development, results of operations and financial condition; trends and competition in China’s early childhood education market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese early childhood education market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

CONTACT: Gravitas Education Holdings, Inc., Investor Relations, E-mail: ir@geh.com.cn